SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Preliminary Announcement of Annual Results as from 1 January 2003 to 31 December 2003 and Notice of Annual General Meeting issued on 25 February 2004 and published in Hong Kong newspapers on 26 February 2004.

Remarks:

The financial information relating to the financial year ended 31 December 2003 set out in the Preliminary Announcement does not constitute the Group’s statutory financial statements for the year ended 31 December 2003, but is derived from those financial statements. Further information regarding the operations and results of CLP Holdings Limited for the financial year ended 31 December 2003 will be included in the Annual Report on Form 20-F for the year ended 31 December 2003 to be filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan

Name:	April Chan
Title:	Deputy Company Secretary

Date: 26 February 2004

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CLP Holdings Limited

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS

AS FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

FINANCIAL HIGHLIGHTS

Total earnings for 2003 were HK$7,687 million, an increase of HK$583 million as compared to HK$7,104 million for 2002. The 2003 earnings include profit of HK$240 million from the Hok Un redevelopment.

Operating earnings per share and total earnings per share increased by 13.6% to HK$3.09 (2002: HK$2.72) per share and 8.1% to HK$3.19 (2002: HK$2.95) per share respectively, as compared with last year.

During 2003, CLP acquired Powergen’s remaining interests in Yallourn Energy Pty Limited, Australia (Yallourn Energy) and in Gujarat Paguthan Energy Corporation Private Limited, India (GPEC). CLP now holds 92% and 100% of Yallourn Energy and GPEC respectively. As a result, these two major businesses which were previously held as jointly controlled entities are, for the first time, consolidated as subsidiary companies in CLP Holdings’ Report and Accounts. While their revenue and expenses are included in the Group’s consolidated turnover and respective expenditure items as from the date of becoming subsidiary companies, their impact on the Group earnings is not significant since the additional shareholdings acquired in 2003 represented only 18.4% and 20% in Yallourn Energy and GPEC, respectively.

For the year ended 31 December 2003, the Scheme of Control (SoC) earnings grew 8.0% to HK$6,281 million (2002: HK$5,814 million), as a result of CLP Power Hong Kong’s on-going investment in its transmission and distribution network to expand and improve services to customers.

Earnings from non-SoC activities increased significantly from HK$998 million in 2002 to HK$1,600 million, an increase of 60.3% when compared to year 2002. This was mainly due to the good performance achieved across the portfolio of power investments outside Hong Kong and the contribution of a full year result from our 40% interest in Ho-Ping Power Station in Taiwan which was commissioned in 2002. It should be noted that the risk/reward profile of the investments in non-SoC activities is more volatile than that of the Hong Kong SoC business.

After deducting unallocated Group expenses, the Group operating earnings improved by 13.6% to HK$7,447 million (2002: HK$6,558 million).

BUSINESS REVIEW

Electricity Business in Hong Kong

CLP Power Hong Kong’s generating plants performed well in 2003. The average availability for service of each of our Hong Kong generating units was 90.3% (up from 87.7% in 2002).

Local Hong Kong demand and system demand (which includes sales to the Chinese mainland) reached historical peaks of 5,874MW and 7,646MW respectively in July (up from 5,829MW and 6,897MW reached in 2002).

In order to enhance our plant performance, supply quality and reliability, as well as to provide for demand created by new residential and infrastructure development projects in our supply area, CLP, together with Castle Peak Power Company Limited (CAPCO), carried out a capital works programme amounting to HK$7.3 billion. Major projects included construction of Black Point Units 7 and 8, Tseung Kwan O to Tai Wan 1,000MVA 400kV Circuit, 2nd Yau Ma Tei to Tai Wan 700MVA Circuit and Hung Hom Bay Bulk Substation. We have successfully rolled out an enterprise work management system which can capture asset operation and maintenance information for optimisation of total asset life cycle cost.

We also invested in customer services and other supporting facilities. A major project was the successful launch of our customer care and marketing system. This is an on-line integrated and user-friendly information management system intended to enhance our customer service and metering operations.

During the year, CLP conducted a comprehensive transmission benchmarking study. This covered our transmission design, construction, operation and maintenance activities. For most of activities studied, we were within the best performing 25% of the comparison group (which included electricity utilities in Western Europe, the U.K., North America and Australia).

The SoC Interim Review took place in 2003. The principal changes to the SoC made as a result of the SoC Interim Review included revised depreciation periods for certain assets, an upper limit of the Development Fund set at 12.5% of annual total revenues from sales of electricity to Hong Kong customers and enhanced disclosure of capital and operating expenditure. Other key terms of the SoC were unchanged.

During 2003, a technical study commissioned by the Government concluded that while increasing the existing interconnection between Kowloon and Hong Kong Island is technically feasible, there are important and complicated issues to be addressed. Amongst a range of financial, operational, regulatory and liability issues, specific concerns exist in respect of economic justification of the new interconnectors. We have worked constructively with Government on this matter and continue to do so.

Electricity Business in the Chinese Mainland

During 2003, progress in sourcing new development projects was slow and opportunities for creating new strategic partnerships in the Mainland power sector did not materialise.

Nonetheless, CLP is taking forward a new greenfield development opportunity at Fangchenggang in Guangxi Province, which would involve an initial capacity of 1,200MW. We have signed a Letter of Intent with the Guangxi Development and Planning Commission to conduct further feasibility studies.

During 2003, all of the operating power stations were covered by tariff arrangements which have been approved by the relevant authorities and implemented accordingly.

CLP Guohua Power Company Limited

Beijing Yire, Panshan, Sanhe and Shenmu II power stations, which are operated by CLP Guohua, achieved high standards of availability and performance throughout the year. There was high demand on the grid system supplied by these units and they all dispatched above the planned levels of utilisation.

Shandong Zhonghua Power Company

The Shiheng units maintained steady operation throughout the year at high levels of availability. During the year, the 2 x 300MW units at Heze power station were completed and achieved full commercial operation. The 2 x 600MW units at Liaocheng both entered trial operation.

Guizhou CLP Power Company Limited

The Anshun II project in Guizhou Province represents the first time we have taken a majority shareholding in a Mainland asset. Construction has progressed within the target schedule and both units are now in trial operation.

Guangdong Nuclear Power Joint Venture Company, Limited

Guangdong Daya Bay Nuclear Power Station (GNPS) operated smoothly with high levels of safety and reliability. In 2003, a total of 14,384GWh of electricity (2002: 14,116GWh) was sent out by GNPS. The annual station capacity factor was 87%.

Hong Kong Pumped Storage Development Company, Limited

In 2003, the pumped storage units at Conghua, Guangzhou generated 318GWh for CLP with an overall efficiency above 75%, a similar level to 2002.

Huaiji Power Project

The new units at Changdiao, Gaotang and Yutiao hydro power stations in Guangdong have all entered operation.

Electricity Business in the Asia-Pacific Region

Market reform towards privatisation of state-owned assets and the development of competitive markets have slowed across the Asia-Pacific region. This restricted opportunities for an independent power producer such as CLP, although our success in achieving financial close on the BLCP project in Thailand demonstrated our competitiveness and strength in project development.

Gujarat Paguthan Energy Corporation Private Limited (GPEC), India

The GPEC plant has operated for the entire year on its new supply of natural gas, thereby making a substantial contribution to the Gujarat electricity grid and with reduced environmental emissions.

GPEC’s offtaker, the Gujarat Electricity Board (GEB), has been taking resolute action to reform its retail operation such as by reducing technical losses and power theft. We reached an agreement for GEB to issue Rupee 4,000 million bonds (equivalent to HK$680 million) in early 2004, the proceeds of which have cleared a significant part of the overdue payments due to GPEC. An amended power purchase agreement between GPEC and GEB was also entered into at the end of 2003. This is intended to put the offtake and payment arrangements between the parties on a more sustainable long-term footing.

Ho-Ping Power Company, Taiwan

The Ho-Ping Power Station has operated for its first full year after commissioning. We experienced some plant problems that were fairly typical for the early stages of a new power station, but also one turbine blade failure that required a significant unplanned shutdown. Overall availability exceeded 80% and was substantially higher during the periods of highest priority for the Taiwan system.

Electricity Generating Public Company Limited (EGCO), Thailand

The overall performance of EGCO was satisfactory and its core generating assets continued to perform well. Strong growth has been re-emerging in the Thai economy and EGCO has been positioning itself to develop new greenfield projects as opportunities arise.

BLCP Power Limited, Thailand

A major achievement of 2003 was to reach financial close on the BLCP project, with Thai and international banks providing US$1.13 billion of limited recourse project financing, the largest financing in the Asian power sector in 2003. Construction, which is managed by CLP, is underway and the two generating units are scheduled to enter commercial service in 2006/07.

Yallourn Energy Pty Limited, Australia

The plant performed well and achieved output of 11,368GWh, representing the highest annual production in its history. This excellent performance was due to good operational availability of all the generating units. Total revenue was the highest since privatisation in 1996.

Electricity-Related Business

Public Lighting and Engineering Services

Our contracting business includes electrical and control systems installations associated with major road systems and other infrastructure projects. Private lighting activities have increased after the Public Lighting Contract for Kowloon and the New Territories East was secured in October 2002.

Property Business

About 98% of the residential units in the redevelopment of the former power station site at Hok Un, Kowloon, named Laguna Verde, had been sold by the end of 2003.

FINANCIAL RESULTS

The financial results for the year ended 31 December 2003 have incorporated two significant changes when compared to 2002:

•	The consolidation of Yallourn Energy and GPEC as a result of their reclassification as subsidiary companies of the Group following the acquisition of Powergen’s remaining shares in these two companies in the first half of 2003.

•	The adoption of Hong Kong Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes”, which became effective from 1 January 2003.

Consolidated Profit and Loss Account

	Note	2003 HK$M	2002 HK$M
			(Restated)
Turnover	2	28,248	26,134

Expenses
Purchases of electricity from CAPCO		10,431	10,191
Purchases of nuclear electricity		5,134	4,976
Pumped storage service fee		308	419
Staff expenses		1,157	945
Fuel and other net operating costs		2,249	1,331
Depreciation		2,357	1,749
Property disposal gain		—	(313)

		21,636	19,298

Operating profit	2	6,612	6,836
Finance costs		(688)	(189)
Finance income		48	33
Hok Un redevelopment profit	3	291	282
Share of profits less losses of jointly controlled entities		3,399	2,992
Share of profits less losses of associated companies		102	86

Profit before taxation		9,764	10,040
Taxation	4	(1,712)	(1,293)

Profit after taxation		8,052	8,747
Transfers under SoC from/(to)
Development Fund		(572)	(1,420)
Special provision account		494	96
Rate reduction reserve		(287)	(319)
		(365)	(1,643)

Earnings
SoC earnings		6,281	5,814
Non-SoC operating earnings		1,600	998
Unallocated net finance costs		(63)	(54)
Unallocated Group expenses		(371)	(200)

Total operating earnings		7,447	6,558
Hok Un redevelopment profit and property disposal gain	3	240	546

Total earnings	5	7,687	7,104

	Note	2003 HK$M	2002 HK$M
			(Restated)
Dividends
Interim dividends paid
Ordinary		2,962	2,746
Final dividends
Ordinary		1,565	1,228
Special		241	554

		4,768	4,528

Earnings per share, HK$	6
Including Hok Un redevelopment and property disposal gain		3.19	2.95
Excluding Hok Un redevelopment and property disposal gain		3.09	2.72
Dividends per share, HK$	7
Ordinary dividends
Interim dividends		1.23	1.14
Final dividend		0.65	0.51

		1.88	1.65
Special final dividend		0.10	0.23

Total dividends paid and proposed		1.98	1.88

SoC Electricity sold, kWh millions
Kowloon and New Territories		28,035	27,712
Including sales to Chinese mainland		31,043	29,887
SoC System maximum demand, MW
Kowloon and New Territories		5,874	5,829
Including sales to Chinese mainland		7,646	6,897

Notes :

(1)	The accounting policies used in the preparation of the accounts for the year ended 31 December 2003 were consistent with those for the year ended 31 December 2002 with suitable amendments to reflect the adoption of revised Hong Kong Statement of Standard Accounting Practice (SSAP) No. 12 “Income Taxes” issued by the Hong Kong Society of Accountants which became effective from 1 January 2003.

(A)	Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Previously, the Group accounted for deferred taxation in the SoC business on a full provision basis in respect of timing differences attributable to accelerated depreciation at the taxation rate in force in the year in which the differences arose. In the non-SoC businesses, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of SSAP No. 12 (Revised) represents a change in accounting policy, which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

The principal temporary differences recognised upon the adoption of SSAP No. 12 (Revised) by the Group arise from restatement of assets to fair value on acquisition, withholding taxation on retained profits of overseas investments, and tax losses carried forward.

As a result of the adoption of SSAP No. 12 (Revised), the retained profits, as at 1 January 2002 and 2003, have been increased by HK$63 million and HK$88 million respectively and the other reserves increased by HK$1 million and HK$13 million respectively. These changes have resulted in a reduction in deferred tax liabilities as at 31 December 2002 of HK$111 million, with the corresponding adjustments to i) increase the Group’s share of net assets of jointly controlled entities by HK$579 million, ii) decrease the Group’s share of net assets of associated companies by HK$22 million, iii) reduce positive goodwill and create negative goodwill on jointly controlled entities by HK$56 million and HK$396 million respectively and iv) increase other payables by HK$115 million. The impact of SSAP No. 12 (Revised) on the profit and loss account for the year ended 31 December 2002 has been an increase in reported net profit of HK$25 million.

(B)	Consolidation of Yallourn Energy and GPEC

Pursuant to an agreement entered into with Powergen UK plc in November 2002 to acquire all of its remaining interests in BLCP in Thailand, Yallourn Energy in Australia and GPEC in India, the acquisitions of these additional interests were completed on 10 January 2003, 16 April 2003 and 11 June 2003 respectively. After these acquisitions, the Group owns 50% of BLCP, 92% of Yallourn Energy and 100% of GPEC. While BLCP remains as a jointly controlled entity, Yallourn Energy and GPEC are reclassified as subsidiary companies of the Group instead of jointly controlled entities, effective from the respective dates when the additional interest acquisition were completed and the Group assumed control of them. The operating profit of Yallourn Energy and GPEC for the period after each of them became a subsidiary company of the Group to 31 December 2003 is shown below:

	HK$M	HK$M
Turnover		2,268
Expenses
Fuel & other net operating costs	800
Staff expenses	146
Depreciation	372

		1,318

Operating profit		950

(2)	Turnover represents sales of electricity, other electricity-related revenue, property income, and supply and maintenance service fees. Sales of electricity are based on either actual and accrued consumption derived from meter readings or the amount billed in accordance with the terms of the contractual agreements, where applicable, during the year. Other revenue is recognised when services are rendered or sales are completed.

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the year by principal activities and geographical segments is as follows:

	Turnover		Operating Profit/(Loss) (A)		Profit/(Loss) Before Financing and Taxation (B)
	2003 HK$M	2002 HK$M	2003 HK$M	2002 HK$M	2003 HK$M	2002 HK$M
By principal activities
SoC business	25,739	25,844	6,311	7,147	8,027	8,719
Power projects outside Hong Kong	2,310	35	708	(214)	2,560	1,315
Telecom business	25	71	(20)	(175)	(86)	(182)
Other businesses	174	184	(16)	278	274	544
Unallocated Group expenses	—	—	(371)	(200)	(371)	(200)

	28,248	26,134	6,612	6,836	10,404	10,196

By geographical segments
Hong Kong	25,935	26,096	6,275	7,250	8,215	9,081
Chinese Mainland	—	—	(145)	(118)	1,145	968
Asia-Pacific Region	2,310	35	853	(96)	1,415	347
Unallocated items	3	3	(371)	(200)	(371)	(200)

	28,248	26,134	6,612	6,836	10,404	10,196

(A)	Operating Profit/(Loss) is stated before taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

(B)	Profit/(Loss) Before Financing and Taxation is stated after taking into account the Group’s share of profits less losses of jointly controlled entities and associated companies.

(3)	During the year, the Group recorded its share of profit arising from the sale of remaining units of Laguna Verde, the former power station site at Hok Un, Kowloon. A special final dividend has been proposed in respect of such profit.

(4)	The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

	2003 HK$M	2002 HK$M
Company and Subsidiary companies
- Hong Kong
current *	674	769
deferred	343	330
- outside Hong Kong
current	16	8
deferred	108	—

	1,141	1,107

Jointly controlled entities
- Hong Kong
current	281	261
deferred *	(37)	(203)
- outside Hong Kong
current	210	135
deferred	81	(17)

	535	176

Associated company
- outside Hong Kong
current	15	2
deferred	21	8

	36	10

	1,712	1,293

*	including deferred tax of HK$55 million (2002: HK$193 million) crystallised in a jointly controlled entity and transferred to a subsidiary company.

(5)	The contribution of each major activity to the Group earnings is analysed as follows:

	2003		2002
	HK$M	HK$M	HK$M	HK$M
SoC earnings		6,281		5,814
Non-SoC operating earnings
Power projects outside Hong Kong
Chinese mainland	935		827
Asia-Pacific region	710		348

	1,645		1,175
Sales to the Chinese mainland	82		64
Telecom business	(86)		(182)
Other businesses	(41)	1,600	(59)	998

Unallocated net finance costs		(63)		(54)
Unallocated Group expenses		(371)		(200)

		7,447		6,558
Hok Un redevelopment profit and property disposal gain		240		546

Group earnings attributable to shareholders		7,687		7,104

(6)	The 2003 earnings per share figures are based on the number of shares in issue of 2,408,245,900 throughout the year. The 2002 earnings per share figures are based on the weighted average number of shares in issue of 2,408,783,296 after taking account of the 13,240,500 shares repurchased in January 2002.

(7)	The first, second and third interim dividends of HK$0.41 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2002: three interim dividends of HK$0.38 per share each).

BALANCE SHEET ITEMS

The consolidation of Yallourn Energy and GPEC had a significant impact on a number of the Group’s balance sheet items, such as fixed assets, accounts receivable, and total borrowings. Set out below are the descriptions of changes to these accounts as at 31 December 2003 when compared with 31 December 2002.

The consolidation of Yallourn Energy and GPEC brought in fixed assets of HK$11,430 million and HK$3,257 million respectively. These additions, together with the increase in net fixed assets in the Hong Kong businesses, resulted in an increase in the total fixed assets by HK$17,607 million, some 48.2% to HK$54,157 million, during the period.

Trade and other receivables increased from HK$1,256 million to HK$4,424 million, of which HK$3,153 million was attributed to Yallourn Energy and GPEC.

Total borrowings increased by HK$9,400 million to HK$18,697 million, of which Yallourn Energy and GPEC accounted for HK$8,051 million. As a result, total debt to total capital ratio increased from 20.1% as at 31 December 2002 to 31.5% as at 31 December 2003.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

As at 31 December 2003, the Group had liquid funds of HK$787 million (2002: HK$516 million), of which 64% were denominated in foreign currency mainly held by Yallourn Energy and GPEC. The remainder was in Hong Kong dollars.

Financing facilities totalling HK$28 billion were available to the Group, including HK$9.8 billion for Yallourn Energy and GPEC. Out of the facilities available, HK$18.7 billion had been drawn down, of which HK$8.1 billion was incurred by Yallourn Energy and GPEC. Financing facilities totalling HK$15.4 billion were available to CAPCO of which HK$9.8 billion was drawn down.

We adopt a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In June and September 2003, CLP Power Hong Kong issued two tranches of fixed rate notes due 2013 of HK$500 million each, with coupon rates at 4.45% and 5.0% respectively, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited. These issues were made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong. As at 31 December 2003, about HK$3,340 million notes have been issued under the MTN Programme. In January 2004, CLP Power Hong Kong issued another tranche of HK$500 million fixed rate notes due 2014 with coupon rate at 4.93% under the MTN programme.

In September 2003, CLP Power Hong Kong took advantage of the liquidity in the Hong Kong bank market to arrange a HK$3 billion 5-year revolving credit to refinance its shorter maturity existing loan at an attractive interest rate margin.

In November 2003, CAPCO concluded a HK$2,340 million 8.5-year loan for refinancing its US dollar export credit facilities previously arranged for financing Black Point Power Station Units 7 and 8. Apart from achieving interest savings, the refinancing also eliminated the US dollar exposure related to the project loan and interest of the original facilities.

OUR STAFF

On 31 December 2003, the Group employed 4,705 staff, of whom 3,915 were employed in the electricity business in Hong Kong. Total remuneration for the year ended 31 December 2003 was HK$2,368 million, including retirement benefits costs of HK$187 million.

CORPORATE GOVERNANCE

The Accounts for the year have been reviewed by the Audit Committee of the Board. All of its members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Company has complied with the Code of Best Practice contained in Appendix 14 of the Listing Rules throughout the year. Further details on the subject of corporate governance and a summary of the terms of reference of each of the Committees appointed by the Board are set out in the Annual Report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed share by the Company or any of its subsidiary companies during the year ended 31 December 2003.

FINAL DIVIDENDS

The Board has recommended a final dividend of HK$0.65 per share, and a special final dividend (out of Hok Un redevelopment) of HK$0.10 per share (2002: ordinary final dividend of HK$0.51 per share and special final dividend of HK$0.23 per share) for approval by shareholders at the Annual General Meeting to be held on 22 April 2004. Together with the three interim dividends paid during the year, the total dividend amounts to HK$1.98 per share. The Board expects that three interim dividends will be payable in 2004.

The final dividend and the special final dividend will be payable on all shares of HK$5.00 each in issue as at 14 April 2004 after deducting any shares repurchased and cancelled up to 13 April 2004. As of 31 December 2003, 2,408,245,900 shares of HK$5.00 each were in issue. If approved, the final dividend and the special final dividend totalling HK$0.75 per share will be payable on 23 April 2004 to shareholders registered as at 22 April 2004.

The Register of Shareholders will be closed from 14 April 2004 to 22 April 2004, both days inclusive. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Tuesday, 13 April 2004.

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules will be published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong on 10 March 2004. The Annual Report and the Notice of Annual General Meeting will be despatched to shareholders on or about 29 March 2004 and made available at the Company’s website.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the sixth Annual General Meeting of Shareholders of CLP Holdings Limited

(the Company) will be held at The Peninsula, Salisbury Road, Kowloon, Hong Kong, on Thursday, 22 April 2004, at 11:00 a.m. for the following purposes:

(1)	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003.

(2)	To declare a final dividend and a special final dividend.

(3)	To elect Directors.

(4)	To re-appoint Auditors and authorise Directors to fix their remuneration.

(5)	As special business to amend the Company’s Articles of Association by passing the following Resolution as a Special Resolution:

“That the Articles of Association of the Company be and are hereby amended in the following respects:

(a)	by deleting the words “Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)” in the 2nd line of Article 76(B) and replacing them with “Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)”.

(b)	by adding the following Article 76(C) immediately after Article 76(B):

“76(C)	Where any member, under the Listing Rules, is required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.”

(c)	by deleting the words “and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him” in the 18th, 19th and 20th lines of Article 91 and replacing them with the following words:

“and, without prejudice to any liability which he may cause to his appointor under the Statutes or otherwise, shall be responsible to the Company for his acts and defaults, and he shall be deemed to be the agent of or for the Director appointing him”

(d)	by adding the words “or the Company in General Meeting” immediately after the word “Board” in the 3rd, 4th and 5th lines of Article 94.

(e)	by deleting the first sentence of Article 97(A) and replacing it with the following sentence:

“97(A)	If a Director or any of his associates is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (each being in paragraph (A), (B) and (C) of this Article referred to as a “transaction”), the Director shall declare the nature of his interest or the interest of any of his associates at a meeting of the Board in accordance with the Statutes.”

(f)	by deleting the words “he is to be regarded” in the 2nd line of Article 97(A)(i) and replacing them with “he or any of his associates is to be regarded” and by adding the words “or the interest of any of his associates” immediately after the words “sufficient declaration of his interest” in the 4th line of Article 97(A)(i).

(g)	by deleting Article 97(B) in its entirety and replacing it with the following:

“97(B)	A Director shall not, as a Director, vote in respect of any transaction in which to his knowledge he or any of his associates has a material interest and if he shall do so his vote shall not be counted, nor in relation thereto shall be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(i)	the giving to any Director or any of his associates of any security or indemnity in respect of money lent by him or any of them to or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii)	the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security; or

(iii)	any proposal concerning an offer of shares or debentures or other securities of the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; or

(iv)	any transaction concerning any other corporation in which the Director or any of his associates does not have a material interest (as defined below); or

(v)	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:-

(a)	the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the Director or any of his associates may benefit; or

(b)	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme;

which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or any of his associates, as such any privilege or advantage which may not generally be accorded to the class of persons to which such scheme or fund relates; or

(vi)	any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company; or

(vii)	any contract for the purchase or maintenance for any Director or Directors of insurance against liability;

and so that the interest of a Director or of any of his associates shall not be treated as material in the case of any transaction concerning any company other than the Company in which the Director or any of his associates is interested, directly or indirectly, whether as an officer or executive or shareholder, provided that he and any of his associates together are not beneficially interested in 5% or more of the issued shares of any class of such company or of the voting rights thereof or of any third company through which such interest is derived (any such interest being deemed for the purpose of this Article to be a material interest in all the circumstances). For the purpose of this Article 97, the term “associate” shall have the same meaning as defined in the Listing Rules.”

(h)	by adding the words “or any of his associates” immediately after the words “which he” in the 2nd line of Article 97(C).

(i)	by deleting the words “he has no” in the 4th line of Article 97(D) and replacing them with the words “neither he nor any of his associates has”.

(j)	by deleting the words “a Director’s interest” in the 1st line of Article 97(E) and replacing them with the words “the interest of a Director or of any of his associates” and adding the words “or of any of his associates” immediately after the words “interests of the Director” in the 5th line of Article 97(E).

(k)	by deleting the words “Article 112(B) and to” in the 1st line of Article 103.

(l)	by deleting the words “unless during a period of not less than seven nor more than forty-eight days ending not more than seven days before the day appointed for the meeting” in the 2nd and 3rd lines of Article 106 and replacing them with the following:

“unless during a period of not less than seven days commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date appointed for the meeting”

(m)	by deleting the word “Special” in the 1st line of Article 110 and replacing it with the word “Ordinary”.

(n)	by deleting the words “The Board” in the 1st line of Article 112(A) and replacing them with the following:

“Subject always to the other provisions of these Articles (including with regard to retirement by rotation), the Board”

(o)	by deleting Article 112(B) in its entirety and replacing it with the following:

“112(B)	The appointment of any Director as Chairman or Managing Director or as an Executive Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract between him and the Company.””

(6)	As special business to consider and, if thought fit, pass with or without modification the following Resolution as an Ordinary Resolution:

“THAT the Executive Directors in office at the date of this Resolution shall enter into the rotation of directors over the course of no more than three Annual General Meetings, commencing with this Meeting, in the order in which they have been longest in office since their last election. If Executive Directors are of equal seniority, the Executive Directors to retire shall (unless they agree otherwise amongst themselves) be selected from among them by lot. A retiring Executive Director shall be eligible for re-election.”

(7)	To re-elect Executive Director.

As special business to consider and, if thought fit, pass with or without modification the following Resolutions as Ordinary Resolutions:

(8)	“That

(a)	the remuneration of the Chairman, each one of the Vice Chairmen and the other Non-executive Directors shall respectively be fixed at the sum of HK$280,000, HK$220,000 and HK$200,000 for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 1 July 2004 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2004.

(b)	additional remuneration shall be payable to Non-executive Directors who serve on the Board Committees of the Company and such remuneration be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 1 July 2004 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2004.

	HK$
Audit Committee
Chairman	140,000
Member	100,000

Nomination Committee
Chairman	10,000
Member	10,000

Human Resources & Remuneration Committee
Chairman	14,000
Member	10,000

Finance & General Committee
Chairman	110,000
Member	80,000

Regulatory Affairs Committee
Chairman	30,000
Member	20,000	”

(9)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(10)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(11)	“That, conditional upon the passing of Resolutions (9) and (10) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (10) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (9).”

By Order of the Board

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 25 February 2004

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Proxy Information

A Shareholder entitled to attend and vote at the Annual General Meeting to be held on 22 April 2004 (the AGM) convened by the Notice of AGM (the Notice) is entitled to appoint not more than two proxies to attend and vote in his stead. The proxy need not be a Shareholder of the Company.

Proxy forms for use at the AGM will be sent to Shareholders together with the Annual Report 2003 on or about 29 March 2004. The proxy form will be published on the website of The Stock Exchange of Hong Kong (the Exchange) and can also be downloaded from CLP website : www.clpgroup.com. In order to be valid, proxy forms must be completed, signed and deposited at the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

Dividends

The Board has recommended a final dividend and a special final dividend of HK$0.65 per share and HK$0.10 per share respectively. The final dividend and special final dividend totalling HK$0.75 per share are subject to Shareholders’ approval at the AGM. The special final dividend represents the distribution of the Group’s share of profit arising from the sale of remaining units of Phases 4 and 5 of Laguna Verde.

The Register of Shareholders will be closed from 14 April 2004 to 22 April 2004, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 13 April 2004.

Directors

In relation to agenda item No. (3) in the Notice regarding election of Directors, Mr. Vernon Francis Moore, Mr. Rudolf Bischof, Mr. Loh Chung Hon, Hansen and Mr. William Elkin Mocatta retire at the AGM by rotation pursuant to the Company’s Articles of Association and, being eligible, offer themselves for re-election. Dr. Lee Yui Bor, being a new Executive Director appointed by the Board, also retires at the AGM in accordance with the Company’s Articles of Association and, being eligible, offers himself for election by Shareholders.

Subject to the Shareholders’ approval, it is proposed to modify the Company’s Articles of Association so that, inter alia, all Executive Directors shall in future retire by rotation at each annual general meeting. In order to achieve the rotational retirement of the existing Executive Directors, an Ordinary Resolution shall be proposed (Agenda Item No. (6) in the Notice) pursuant to Article 104 of the Company’s Articles of Association so that the existing Executive Directors shall retire by rotation over the course of no more than three annual general meetings, commencing with this AGM. Accordingly, Mr. Tse Pak Wing, Peter will retire at this AGM and, being eligible, offers himself for re-election.

Under agenda items No. (3) and (7), the election and re-election of Directors and Executive Directors will be individually voted on by Shareholders.

The biographical details and interests in the shares of the Company of all the Non-executive Directors and Executive Directors to be elected or re-elected at the AGM are provided in the “Board of Directors and Senior Management” section and the “Directors’ Report” in CLP Holdings Annual Report 2003 and are also available on the CLP website.

Articles of Association

The Companies (Amendment) Ordinance 2003 (the “Amendment Ordinance”) has come into operation on 13 February 2004 and the Exchange has announced amendments to the Listing Rules which include, among other things, amendments to Appendix 3 of the Listing Rules that will come into effect on 31 March 2004. Appendix 3 of the Listing Rules sets out the provisions with which a listed company’s articles of association should conform.

In order to make the Company’s Articles of Association consistent with the Amendment Ordinance and the amended Appendix 3 of the Listing Rules, a special resolution to modify various Articles in the Company’s Articles of Association is proposed under agenda item No. (5). The background for the proposed amendments to the following Articles is set out below:

(a) Article 76(B)	To reflect the change in the reference to the Securities and Futures Ordinance (the SFO). The Securities and Futures (Clearing House) Ordinance was repealed upon the commencement of the SFO on 1 April 2003. Any recognised clearing house under the repealed Ordinance shall be deemed to have been recognised as a clearing house under the SFO.

(b) Article 76(C)	To reflect the restriction on voting by members as required by the amended Appendix 3 of the Listing Rules.

(c) Article 91	To be consistent with the recommendations in the Amendment Ordinance that an alternate director shall be deemed to be the agent of the Director who appoints him and that the Director appointing an alternate director shall be vicariously liable for the acts of his alternate.

(d) Article 94	To allow remuneration and expenses payable to Non-executive Directors for their service on Board Committees to be determined by the Board or the Company in General Meeting.

(e) Articles 97(A)-(E)	To be consistent with the provisions of the amended Appendix 3 of the Listing Rules so that (1) subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting; and (2) the term “associate” in relation to a Director will have the same meaning as defined in the Listing Rules.

(f) Article 106	To be consistent with the amended Appendix 3 of the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). This minimum period must be fixed for at least seven days and should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

(g) Article 110	To be consistent with the Amendment Ordinance that removal of any Director before the expiration of his period of office can be made by Ordinary Resolution instead of Special Resolution. That is to say, such a resolution will be carried by a simple majority of votes cast in favour of the resolution at that meeting.

(h) Articles 103 and 112	To provide that all Directors including the Executive Directors are subject to retirement and re-election on a regular basis.

Directors’ Remuneration

As a result of both regulatory changes and the increasing part Non-executive Directors play in the good governance of listed companies, the Company proposes to move towards adopting a more transparent and structured methodology for determining the remuneration of Non-executive Directors. The methodology follows the recommendations of the “Higgs Report” in the U.K. on the “Review of the Role and Effectiveness of Non-executive Directors” which takes into account the workload, scale and complexity of the business and the responsibility of Directors. Based on this methodology, the revised levels of remuneration payable to Non-executive Directors effective from 1 July 2004 are proposed to Shareholders for approval.

Details of the methodology and resulting fees are set out in the Remuneration Report of CLP Holdings Annual Report 2003.

General Mandate to issue shares

In relation to the general mandate referred to in Resolution (9) in the Notice, an ordinary resolution was passed at the Annual General Meeting held on 5 May 2003 giving a general mandate to the Directors to issue up to 10 per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. At present, the Directors have no immediate proposals to issue any new shares. The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

Share Repurchase Mandate

In relation to the general mandate referred to in Resolution (10) in the Notice, an ordinary resolution was passed at the Annual General Meeting on 5 May 2003 giving a general mandate to the Directors to repurchase shares of the Company on the Exchange up to 10 per cent of the issued share capital of the Company. Up to 25 February 2004, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders’ attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on Share Repurchase Mandate which accompanies the Notice convening the AGM.

Right to Demand a Poll

Pursuant to Article 68 of the Articles of Association of the Company, every question submitted to a General Meeting shall be determined in the first instance by a show of hands of the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by :-

(a)	not less than five Shareholders present in person or by proxy having the right to vote at the meeting; or

(b)	a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c)	a Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

Pursuant to Article 68, the Chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company’s and the Exchange’s websites on the business day following the AGM, as well as in the Minutes of the AGM for despatch to Shareholders.

The Notice of Annual General Meeting containing the full set of explanatory notes together with the

Explanatory Statement on Share Repurchase Mandate, will be published on the Company’s website at www.clpgroup.com and the website of the Stock Exchange of Hong Kong on 10 March 2004 and will be despatched to shareholders on or about 29 March 2004.